TIMOTHY COULTER

Cumming, GA  • LinkedIn

---

Dynamic healthcare executive with a proven history of driving multimillion-dollar growth, leading complex acquisitions, and scaling operations across national markets. Expert in strategic vision, market expansion, and operational transformation, raising over $20M in capital and securing high-profile contracts. Recognized for building high-performance teams, maintaining 90%+ client retention, and achieving consecutive Inc. 5000 rankings. Known for innovative leadership and a commitment to excellence and integrity

---

PROFESSIONAL EXPERIENCE:

Elemeno Health   12/24 - Present
CEO, Oakland, CA
- Appointed CEO and Board Member in December of 2024

Dina Care, Inc.   5/16 – 12/24
PRESIDENT & CHIEF OPERATING OFFICER, Chicago, IL
- Member of founding team and led all strategic planning and fundraising efforts to raise over $20M in capital for the company ($4M seed round led by Chicago Ventures and the Pritzker Group, $7M Series A led by Osage Ventures, and $10M Series B led by First Analysis).
- Own all corporate operations including sales, finance, engineering, human resources, implementation, customer success, and account management.
- Achieved consecutive Inc. 5000 rankings in 2022 (#2,908) and 2023 (#1,815), reflecting rapid company growth.
- Named to Newsweek's "World's Best Digital Health Companies 2024" list.
- Closed key enterprise contracts, including Medicare Advantage and Medicaid plans, 20+ hospitals, and numerous national home health and skilled nursing partnerships
- Directed security and operational efforts resulting in HITRUST Certification attainment in 2023.
- First hire outside of founders. Expanded team from 2 to 40+ employees, establishing internal processes and achieving high employee satisfaction scores averaging 96%.
- Scaled implementations to 1000+ sites of care across 20 states, achieving an average NPS of 60+.
- Established annual planning and execution framework to ensure companywide OKR and KPI achievement.
- Produced quarterly Board reports and conducted business presentations in all Board meetings.

Medicity (Subsidiary of Aetna)   10/08 – 5/16
SENIOR VICE PRESIDENT OF SALES, HEAD OF ACCOUNT MANAGEMENT, Alpharetta, GA *(3/13 – 5/16)*
- Directed strategy and client satisfaction for Medicity's extensive client base, generating annual revenues of $42M from 96 Health Systems, 12 Statewide Health Information Exchanges, and 9 Regional Collaborations processing over 2 billion transactions annually.
- Managed team which generated bookings from Medicity's existing client base of $28M in 2013 and $30M in 2014, and $35M in 2015.
- Responsible for the overall strategic planning and management of clients to safeguard successful implementation of contracted deliverable and continued adoption of Medicity solutions.
- Ensured Medicity maintained a greater than 90% renewal rate from existing clients during tenure.

VICE PRESIDENT OF OPERATIONS, HEAD OF PROFESSIONAL SERVICES, Alpharetta, GA *(2/11 – 3/13)*
- Designed and implemented professional service engagements for major clients including LabCorp, Carolinas Healthcare System, and others, contributing to Best in KLAS ratings for Health Information Exchange vendors.
- Owned and managed the creation and delivery of strategic professional services programs (whitepapers, definition, business models, staffing, etc.) which resulted in approx. $10M in new services revenue.

- Designed and implemented professional service engagements for a diverse client portfolio including LabCorp, Carolinas Healthcare System, Trinity Health, HCA Healthcare, Christus Health, Adventist Health, Intermountain Healthcare, and others, spanning various regions and healthcare organizations.
- Instituted a culture of 'productizing' services which contributed to Best in KLAS ratings for Health Information Exchange (HIE) vendors.

DIRECTOR, FINANCE AND STRATEGY, Salt Lake City, UT *(10/08 – 2/11)*
- Reported directly to the President and was an integral part of the executive team which managed the $500M acquisition of Medicity by Aetna.
- Created financial, legal, risk management, and administrative infrastructure to provide disciplined control and accountability during a period of rapid company growth.
- Designed and maintained financial models to streamline operations, increase efficiencies and improve profitability.
- Headed the launch of a brand-new product line which went from zero market presence to use by over 50,000 physicians and their staff (approx. 10% of the US physician market) during a 2-year period.
- Organized and ran weekly Senior Management Team meetings with entire C-suite to identify strategic opportunities, manage existing client based, and report on company-wide KPIs.
- Designed and implemented companywide standard operating procedures and KPIs for project evaluation and intake, monitoring, and closure.

Simplexity (formerly InPhonic), Reston VA   12/06 – 10/08
PROGRAM MANAGER
- Led team of project managers responsible for all ecommerce projects with an average project budget of $2M.
- Successfully led projects to implement software and provide professional services for high profile clients including NewEgg.com, BestBuy.com, Overstock.com, Office Depot, and RIM (Blackberry).
- Selected by CIO to head company-wide corporate rebranding initiative for creating a new corporate website, implementing new branding and merchandising efforts for over 1000 partners, and redesign of proprietary ecommerce platform offering and related professional services.
- Created the strategic methodology and programs to produce a new operating framework for all program managers, project managers, and consultants.

SI International (Now Serco Inc.), Reston VA   11/04 – 12/06
PROJECT MANAGER
- Managed numerous classified projects with high public exposure on behalf of the Department of State's Bureau of Consular Affairs Datashare Program with teams consisting of 15 – 20 members and budgets averaging $5M per project.
- Selected by Department of State to manage the Bureau of Consular Affairs Systems Division's roles in the joint Department of State / Department of Homeland Security US-VISIT 10-print initiative to provide the US government with comprehensive biometric data to identify potential terrorist threats.

Work Experience Prior to 2004 includes: Business Analyst for Department of Commerce, Policy Intern for the US House of Representatives and Associate Intern for venture capital firm, Summit Ventures.

EDUCATION:

Stanford University, Stanford California
Graduate Certificate in Advanced Project Management – *Received 2011*
Utah State University, Logan Utah
BS in Economics and Political Science (Dual major) – *Graduated 2004*

TIMOTHY COULTER

CERTIFICATIONS:

Stanford Certified Project Manager (SCPM), Stanford University, 2011
Project Management Professional (PMP), Project Management Institute, 2008